UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MATTERSIGHT CORPORATION
(Name of Subject Company)
NICE ACQUISITION SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of
NICE SYSTEMS, INC.
(Offeror)
A Wholly-Owned Subsidiary of
NICE LTD.
(Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
Common Stock: 577097108
(CUSIP Number of Class of Securities)
Tali Mirsky
General Counsel
NICE Ltd.
13 Zarchin Street, P.O. Box 690
Ra’anana 4310602
Israel
+972-9-7753522
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Kenneth Henderson, Esq.
James Attonito, Esq.
Taavi Annus, Esq.
Bryan Cave Leighton Paisner LLP
1290 Avenue of the Americas
New York, NY 10104

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$103,239,713.14	12,853.34

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of  (i) 32,234,448 outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Mattersight Corporation, a Delaware corporation (“Mattersight” or the “Company”), which number includes all Common Shares subject to restricted stock awards of the Company that have vested or are expected to vest, but excludes treasury shares, multiplied by the offer price of  $2.70 per Common Share, (ii) 1,637,786 outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”, and together with the Common Shares, the “Mattersight Shares”), of Mattersight, multiplied by the offer price of  $7.80 per Preferred Share plus $3,422,972.74, representing the estimated accrued but unpaid dividends on the Preferred Shares, and (iii) 60,000 Common Shares issuable pursuant to outstanding Mattersight stock options with an exercise price less than the offer price of  $2.70 per Common Share, multiplied by $0.15, which is the offer price of  $2.70 per Common Share minus the weighted average exercise price for such options of  $2.55 per Common Share. The calculation of the filing fee is based on information provided by Mattersight as of May 7, 2018.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by NICE Ltd. (“NICE”), a company organized under the laws of the State of Israel, NICE Systems, Inc. (“Parent”), a Delaware corporation and wholly-owned subsidiary of NICE, and NICE Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and relates to the tender offer by Purchaser for (i) all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Mattersight Corporation (“Mattersight” or the “Company”), a Delaware corporation, at a price of  $2.70 per share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, and (ii) all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (together with the Common Shares, the “Mattersight Shares”) of Mattersight, at a price of  $7.80 per share, plus accrued and unpaid dividends payable thereon, if any, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 10, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.
Summary Term Sheet.

Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.
Subject Company Information.

Regulation M-A Item 1002
(a) Name and Address.   The name, address, and telephone number of the subject company’s principal executive offices are as follows:
NICE Ltd.
13 Zarchin Street
P.O. Box 690
Ra’anana 4310602, Israel
+972-9-7753151
(b)-(c) Securities; Trading Market and Price.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
INTRODUCTION
THE TENDER OFFER — Section 6 (“Price Range of Mattersight Shares; Dividends”)
Item 3.
Identity and Background of Filing Person.

Regulation M-A Item 1003
(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning NICE, Parent, and Purchaser”)
SCHEDULE I — Information Relating to NICE, Parent, and Purchaser

Item 4.
Terms of the Transaction.

Regulation M-A Item 1004
(a) Material Terms.   The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005
(a) Transactions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
(b) Significant Corporate Events.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning NICE, Parent, and Purchaser”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Mattersight”)
Item 6.
Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006
(a) Purposes.   The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Mattersight”)
(c) (1)–(7) Plans.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Mattersight”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.
Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007
(a) Source of Funds.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
(b) Conditions.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 15 (“Conditions of the Offer”)
(d) Borrowed Funds.    The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
Item 8.
Interest in Securities of the Subject Company.

Regulation M-A Item 1008
(a) Securities Ownership.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 8 (“Certain Information Concerning NICE, Parent, and Purchaser”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Mattersight”)
SCHEDULE I — Information Relating to NICE, Parent, and Purchaser
(b) Securities Transactions.   None.
Item 9.
Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009
(a) Solicitations or Recommendations.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Mattersight Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
THE TENDER OFFER — Section 18 (“Fees and Expenses”)
Item 10.
Financial Statements.

Regulation M-A Item 1010
(a) Financial Information.   Not Applicable.
(b) Pro Forma Information.   Not Applicable.
Item 11.
Additional Information.

Regulation M-A Item 1011
(a) Agreements, Regulatory Requirements and Legal Proceedings.   The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Mattersight”)
THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Mattersight”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 15 (“Conditions of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c) Other Material Information.   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.
Item 12.
Exhibits.

Regulation M-A Item 1016
See Exhibit Index.
Item 13.
Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 10, 2018
NICE ACQUISITION SUB, INC.
By: /s/ Jeff Levenberg Name: Jeff Levenberg Title: Secretary and Director
NICE SYSTEMS, INC.
By: /s/ Jeff Levenberg Name: Jeff Levenberg Title: Secretary and Director
NICE LTD.
By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 10, 2018.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Press Release issued by NICE Ltd., dated April 26, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NICE Ltd. with the Securities and Exchange Commission on April 26, 2018).
(a)(1)(H)	Summary Advertisement as published in The New York Times on May 10, 2018.
(d)(1)	Agreement and Plan of Merger by and among NICE Systems, Inc., NICE Acquisition Sub, Inc., Mattersight Corporation, and, solely for purposes of Section 8.16 thereof, NICE Ltd., dated as of April 25, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).
(d)(2)	Non-Disclosure Agreement, dated February 8, 2018, by and between NICE Systems, Inc. and Mattersight Corporation.
(d)(3)	Exclusivity Agreement, dated March 17, 2018, by and between Mattersight Corporation and NICE Ltd.
(d)(4)	Form of Tender and Support Agreement, by and among NICE Systems, Inc., NICE Acquisition Sub, Inc. and certain directors, executive officers, and other stockholders of Mattersight Corporation, dated as of April 25, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).
(d)(5)	Amendment to Employment Agreement, dated April 25, 2018, between Mattersight Corporation, NICE Systems, Inc. and David Gustafson (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).
(g)	None.
(h)	None.